Exhibit 99.1

Newegg Announces First Quarter 2026 Results

DIAMOND BAR, Calif., May 28, 2026 – Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced results for the three months ended March 31, 2026.

Newegg Chief Executive Officer Anthony Chow announced, “Our first quarter played out against a backdrop of significant memory supply constraints and industry-wide pricing pressure. In this environment, we placed greater emphasis on pricing discipline and margin management. While this contributed to year-over-year declines on the top line, it supported improvement across our key profitability metrics, including gross profit, net income, and adjusted EBITDA. Our disciplined inventory positioning, including early procurement of constrained categories, has continued to serve us well, allowing us to maintain availability and capture bundling opportunities across our core PC categories. We also made meaningful progress on our community and brand initiatives, including the public opening of Newegg Gamer Zone, partnerships with vendors, schools, and universities, and an expanded presence in competitive gaming. The expansion of our Trade-In Program to include desktop memory further extends our commitment to builders and the enthusiast community.

As we move through 2026, and celebrate Newegg’s 25th anniversary, we are continuing to advance our AI strategy on two fronts: working with leading AI platform partners to deliver more conversational and consultative shopping experiences for our customers, and leveraging AI across our internal operations to drive productivity and efficiency. The foundation we have laid across multiple strategic initiatives positions Newegg to execute on our priorities through the remainder of 2026 and continue delivering long-term value to our customers, partners, and shareholders.”

Newegg Interim Chief Financial Officer Christina Ching added, “We are pleased with Newegg’s continued progress on profitability in Q1 2026 — adjusted EBITDA improved to $10.0 million from $5.4 million in Q1 2025, and net income reached $7.8 million compared to a net loss of $2.5 million a year ago, reflecting the benefits of our cost discipline and strategic inventory management. GMV of $377.5 million declined 12.1% year-over-year, driven by the absence of major new product launches this year and a macro environment that has made consumers more cautious with discretionary technology spending. We have observed consumers becoming increasingly price-sensitive, shifting toward value-oriented products in discretionary categories such as graphics cards, CPUs, and motherboards, while enterprise buyers have shown strong momentum and continued investing in premium AI-capable hardware, providing a meaningful offset. The industrywide shortage has driven memory and storage component prices significantly higher, which has elevated average selling prices and further pressured unit volumes. Our proactive inventory management, built on the foundation we established in 2025, has allowed us to maintain strong product availability through the shortage, providing a competitive advantage and supporting margin expansion. Our balance sheet remains strong, with minimal debt and substantial available credit capacity, providing the financial flexibility to capitalize on inventory opportunities as market conditions evolve. Our priorities for the remainder of 2026 are clear: protect margins through disciplined inventory management, capture the growing enterprise demand for AI hardware, and deliver value to consumers.”

First Quarter 2026 Financial Highlights

●	Net sales decreased 11.8% to $306.2 million for the three months ended March 31, 2026, compared to $347.2 million for the three months ended March 31, 2025.

●	GMV decreased 12.1% to $377.5 million for the three months ended March 31, 2026, compared to $429.5 million for the three months ended March 31, 2025.

●	Gross profit increased 10.3% to $43.7 million for the three months ended March 31, 2026, compared to $39.7 million for the three months ended March 31, 2025.

●	Net income was $7.8 million for the three months ended March 31, 2026, compared to $2.5 million net loss for the three months ended March 31, 2025.

●	Adjusted EBITDA increased to $10.0 million for the three months ended March 31, 2026, compared to $5.4 million for the three months ended March 31, 2025.

First Quarter 2026 Operational Metrics

●	Average order value was $470 for the three months ended March 31, 2026, compared to $439 for same period in prior year.

●	Active customers, defined as unique customer IDs with at least one item purchased on Newegg platforms in the past three months, totaled approximately 0.57 million as of March 31, 2026, a decrease from 0.67 million for the same period in the prior year.

●	Repeat purchase rate, which is the percentage of active customers who made at least two purchases on Newegg platforms during the past three months, was 17.59% as of March 31, 2026, compared to 22.12% for the same period in the prior year.

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the Diamond Bar, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg also serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information, please visit Newegg.com.

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Non-GAAP Financial Information

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of non-GAAP financial measures used in this press release to their nearest comparable GAAP financial measures is included in the schedules attached hereto.

GMV

The Company defines gross merchandise value, or GMV, as the total dollar value of products sold on its websites and third-party marketplace platforms, directly to customers and by its Marketplace sellers through Newegg Marketplace, net of returns, discounts, taxes, and cancellations. GMV also includes the services fees charged through its Newegg Partner Services (“NPS”) in rendering services for its third-party logistics (“3PL”), shipped-by-Newegg (“SBN”), and media ad services, as well as the sales made by its Asia subsidiaries.

Adjusted EBITDA

Newegg calculates Adjusted EBITDA as net income/loss, excluding stock-based compensation expense, depreciation and amortization expense, interest income, net, income tax (benefit) provision, gain/loss from warrants liabilities, gain/loss from fixed assets disposal, and gain/loss from sales of investment.

Newegg believes that exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that it does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg’s results as reported under GAAP. Some of these limitations are: although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; Adjusted EBITDA does not reflect changes in, or cash requirements for, the working capital needs; Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation; Adjusted EBITDA does not reflect tax payments that may represent reduction in cash available to Newegg; and other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contact

Newegg Commerce, Inc.:

Investor Relations

ir@newegg.com

NEWEGG COMMERCE, INC.

Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$57,050	$107,798
Restricted cash	851	850
Accounts receivable, net	31,277	62,449
Inventories, net	170,329	166,262
Income taxes receivable	2	2
Prepaid expenses	9,028	18,337
Other current assets	1,964	4,910
Total current assets	270,501	360,608

Property and equipment, net	44,581	45,008
Deferred tax assets, net	447	442
Operating lease right-of-use assets	48,742	51,963
Other noncurrent assets	11,315	10,886
Total assets	$375,586	$468,907

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$86,982	$160,252
Accrued liabilities	32,470	49,320
Deferred revenue	23,193	27,146
Line of credit	2,178	6,276
Lease liabilities – current	13,646	13,518
Total current liabilities	158,469	256,512

Income taxes payable	3,467	2,533
Lease liabilities – noncurrent	40,026	43,456
Other liabilities	5,259	5,698
Total liabilities	207,221	308,199

Stockholders’ Equity
Common Stock, $0.43696 par value; unlimited shares authorized; 20,973 and 20,973 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	9,165	9,165
Additional paid-in capital	346,787	346,739
Notes receivable – related party	(15,185)	(15,189)
Accumulated other comprehensive loss	(1,299)	(1,099)
Accumulated deficit	(171,103)	(178,908)
Total stockholders’ equity	168,365	160,708
Total liabilities and stockholders’ equity	$375,586	$468,907

NEWEGG COMMERCE, INC.

Consolidated Statements of Operations

(In thousands) (Unaudited)

	Three Months Ended March 31,
	2026	2025
Net sales	$306,238	$347,179
Cost of sales	262,511	307,525
Gross profit	43,727	39,654
Selling, general, and administrative expenses	36,337	43,165
Income (loss) from operations	7,390	(3,511)
Interest income	402	539
Interest expense	(568)	(186)
Other income, net	1,212	727
Income (loss) before provision for income taxes	8,436	(2,431)
Provision for income taxes	631	52
Net income (loss)	$7,805	$(2,483)

NEWEGG COMMERCE, INC.

Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$7,805	$(2,483)
Adjustments to reconcile net income (loss) to cash from operating activities:
Depreciation and amortization	1,366	2,352
Allowance for expected credit losses	45	16
Allowance for related party receivables	4	4
Provision (recovery) for obsolete and excess inventory	739	(196)
Stock-based compensation	66	5,865
Loss on disposal of property and equipment	12	7
Deferred income taxes	(4)	—
Changes in operating assets and liabilities:
Accounts receivable	31,129	25,601
Inventories	(4,986)	(22,921)
Prepaid expenses	9,303	(598)
Other assets	5,725	2,169
Accounts payable	(73,206)	(2,094)
Accrued liabilities and other liabilities	(19,658)	(1,019)
Deferred revenue	(3,932)	(1,783)
Net cash provided by (used in) operating activities	(45,592)	4,920
Cash flows from investing activities:
Payments to acquire property and equipment	(704)	(664)
Net cash used in investing activities	(704)	(664)
Cash flows from financing activities:
Borrowings under line of credit	10,000	—
Repayments under line of credit	(14,073)	(303)
Payments for employee taxes related to stock compensation	(18)	(44)
Net cash used in financing activities	(4,091)	(347)
Foreign currency effect on cash, cash equivalents and restricted cash	(360)	(76)
Net increase (decrease) in cash, cash equivalents and restricted cash	(50,747)	3,833
Cash, cash equivalents and restricted cash:
Beginning of period	108,648	99,742
End of period	$57,901	$103,575

Schedule 1

Reconciliation of Net Sales to GMV

(In millions) (Unaudited)

	Three Months Ended March 31,
	2026	2025
Net Sales	$306.2	$347.2
Adjustments:
GMV - Marketplace	83.1	90.6
Marketplace Commission	(6.9)	(7.6)
Deferred Revenue	(2.6)	(1.9)
Other	(2.3)	1.2
GMV	$377.5	$429.5

Schedule 2

Reconciliation of Net Income (Loss) to Adjusted EBITDA

(In millions) (Unaudited)

	Three Months Ended March 31,
	2026	2025
Net income (loss)	$7.8	$(2.5)
Adjustments:
Stock-based compensation expenses	0.1	5.9
Interest expense (income), net	0.2	(0.5)
Income tax provision	0.6	0.1
Depreciation and amortization	1.4	2.4
Gain from change in fair value of warrants liabilities	(0.1)	—
Adjusted EBITDA	$10.0	$5.4